UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2024	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

The financial information related to January-December 2024 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 10:00am CET on 27th February 2025.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q4 2024 Financial Results                       27th February 2025
Successful strategy execution despite headwinds
Highlights
•2024 guidance delivered (y-o-y)
◦Revenue +1.6%, EBITDA* +1.2%, EBITDAaL*-CapEx +1.6%, CapEx/Revenue 12.9%, FCF +14.1%
•Intact commercial momentum, state-of-the-art networks (y-o-y)
◦Expanded differential infrastructure (84.6m fibre PPs, +14%, 74% 5G coverage in core markets, +12 p.p.)
◦Accesses growth (+1% y-o-y) on operational excellence on high-value (FTTH +11% and contract +2%)
◦Enriched customer experience and proposition leads to growing NPS score (33; +2 p.p.)
◦Spain: first year of growth in all main accesses y-o-y since 2018 and lowest churn since 2013
◦Brazil mobile trend remained at top-notch levels; low churn, growing ARPU and customer growth
◦Germany; O2 brand appeal and B2P-momentum on the back of recently signed deals (Freenet, Lebara, Lyca)
•Consistent growth (y-o-y)
◦Improved trends in Q4: revenue +5.4% and EBITDA* -0.1% (+7.7 p.p. and +1.3 p.p. vs Q3)
◦The BRL negative impact offset by strong Argentina
◦Consistent growth in B2B revenue (+10.0%), T. Tech a differential driver (+11.1%). B2C +6.5%
•Operating leverage focus (y-o-y)
◦EBITDA* growth maintained in Spain (+1.0%) and second consecutive Q of positive EBITDAaL* (+0.1%)
◦Brazil improved EBITDA* growth in l.c. to +7.9%, with robust margin of 44.7%, EBITDAaL*-CapEx +12.5% in FY
◦+2.2 p.p. EBITDA* acceleration in Germany to +5.3%. Strong FY EBITDAaL*-CapEx of +7.5%
◦ T. Group CapEx prioritisation (-1.4% in FY), with ratio over revenue at 12.9%, driving differentiation
•Sustainability (y-o-y)
◦Back-end loaded FCF (+68.3% q-o-q to €1,516m), FY +14.1% y-o-y to €2,634m
◦Benefiting from natural hedges, limiting FCF impact from FX adverse trends
◦Disciplined capital allocation, leverage back to below 2.6x and dividend well covered
•Step forward in Hispam strategy execution
◦Ordinary Insolvency Procedure (PCO-R) filed at Telefonica del Peru. New limited financing up to S/1.5bn (~€390m), subject to strict conditionality
◦Sale of Telefónica Argentina to Telecom Argentina at €1,189m. Optimised proceeds under no execution risk.

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Unless stated otherwise, all y-o-y variations for the Group and OBs are reported. CapEx excludes spectrum.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

Marc Murtra, Chairman and CEO of Telefónica, said:
"As I take on the role of Chairman and CEO Telefónica, I see a company built on exceptional foundations, large customer base, world-class infrastructure and management skills and know-how. The Company's achievements in 2024 demonstrate the strength of these fundamentals and the execution of the strategy.
We have delivered on our financial commitments while continuing to strengthen our competitive position. We have sustained momentum in our core markets of Spain, Brazil, Germany and UK, with a strong cash generation of €2.6bn.
We have a unique position to lead in an evolving landscape, a new time in Europe. As such, we have significant opportunities to drive business performance and accelerate value creation.
We enter 2025 focused on building on this momentum and delivering sustainable value for all our stakeholders."

Outlook
2024 guidance achieved (reported1)
•Revenue: ~1% growth y-o-y (+1.6% in FY 24)
•EBITDA*: 1% to 2% growth y-o-y (+1.2% in FY 24)
•EBITDAaL*-CapEx: 1% to 2% growth y-o-y (+1.6% in FY 24)
•CapEx/Sales: up to 13% (12.9% in FY 24)
•FCF: >10% growth y-o-y (+14.1% in FY 24)
•Leverage reduction: 2.58x as of Dec-24
2025 guidance (organic2)
•Revenue: organic growth y-o-y
•EBITDA: organic growth y-o-y
•EBITDAaL-CapEx: organic growth y-o-y
•CapEx/Sales: < 12.5%
•FCF: similar to 2024
•Leverage reduction
Telefónica confirms its shareholder remuneration for 2024 and announces that for 2025
•Dividend for 2024 of €0.30 per share in cash, €0.15 paid on 19th December 2024, €0.15 will be paid in June 2025
•Share capital reduction through the cancellation of the Company’s own shares (80,296,591) in April 2024
•2025 dividend of €0.30 per share in cash will be paid in December 2025 (€0.15) and June 2026 (€0.15)
For such purposes, the adoption of the corresponding corporate resolutions will be proposed to the AGM

1 Criteria for 2024 guidance: reported, current FX, ex VMO2, constant perimeter, includes cost to capture (cash cost to capture, excludes non-cash provisioning and others) and excludes material non-ordinary impacts. CapEx ex-spectrum. FCF excludes spectrum and VMO2 recaps and includes, hybrid coupons and commitments.
2 Criteria for 2025 guidance: organic, assumes constant FX (average in 2024), excludes the contribution to growth from Argentina and Venezuela, considers constant perimeter of consolidation and does not include restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts. CapEx ex-spectrum. Reported FCF excludes spectrum payments.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Telefónica Group Main KPIs

	FY 24		Q4 24
	(€m)	y-o-y % Chg	(€m)	y-o-y % Chg

Revenue	41,315	1.6	10,701	5.4
EBITDA*	13,276	1.2	3,470	(0.1)
EBITDAaL*-CapEx	5,212	1.6	1,110	(8.4)
CapEx / Sales	12.9%	(0.4)	15.5%	0.0
FCF	2,634	14.1	1,516	0.9
Net Financial Debt	27,161	(0.7)
Net Income*	2,304	(2.8)	425	(41.8)

	FY 24 (€m)	y-o-y % Chg	Q4 24 (€m)	y-o-y % Chg
Revenue	41,315	1.6	10,701	5.4
Telefónica España	12,791	1.1	3,364	1.3
Telefónica Brasil	9,618	(0.3)	2,350	(7.4)
Telefónica Deutschland	8,492	(1.4)	2,205	(3.7)
Telefónica Hispam	9,032	7.8	2,432	47.1
Other companies & eliminations	1,382	2.2	350	(0.2)
EBITDA*	13,276	1.2	3,470	(0.1)
Telefónica España	4,641	0.7	1,255	1.0
Telefónica Brasil	4,116	(0.3)	1,050	(6.9)
Telefónica Deutschland	2,764	4.3	737	5.3
Telefónica Hispam	1,754	3.4	473	4.3
Other companies & eliminations	0	c.s.	(46)	(10.5)
EBITDAaL*	10,530	0.0	2,770	(0.4)
Telefónica España	4,013	(1.2)	1,096	0.1
Telefónica Brasil	3,241	(0.3)	829	(6.4)
Telefónica Deutschland	2,010	3.5	542	7.5
Telefónica Hispam	1,272	2.4	350	0.0
Other companies & eliminations	(6)	c.s.	(48)	(11.9)
CapEx	5,318	(1.4)	1,659	5.7
Telefónica España	1,546	(2.6)	440	(3.8)
Telefónica Brasil	1,579	(4.9)	397	(7.8)
Telefónica Deutschland	1,141	0.7	343	8.2
Telefónica Hispam	873	11.0	403	42.5
Other companies & eliminations	179	(21.9)	77	(7.1)

Spectrum	157	(14.2)	40	(70.5)

EBITDAaL*-CapEx	5,212	1.6	1,110	(8.4)
Telefónica España	2,467	(0.4)	656	2.8
Telefónica Brasil	1,662	4.6	432	(5.1)
Telefónica Deutschland	869	7.5	199	6.1
Telefónica Hispam	399	(12.4)	(52)	c.s.
Other companies & eliminations	(185)	(6.9)	(125)	(9.0)

	Dec 24 (thousands)	y-o-y % Chg
Total Accesses	389,950	0.6
o/ w FTTH	17,933	11.2
o/ w Contract	132,705	2.0
o/ w Pay TV	10,111	(1.4)
o/ w Wholesale	27,660	7.5

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

Operational, infrastructure and IT performance
Total accesses grew +1% y-o-y to 390m (Dec-24), with FTTH and mobile contract growing +11% and +2%, respectively.
Regarding Systems and Networks, Telefónica made relevant progress in its Autonomous Network Journey (ANJ) program towards Hyper-Automation, enhancing both efficiency and customer experience. In 2024, network evolution achieved a significant milestone, implementing systems that adapt and optimise its performance in real-time through AI-driven analysis of traffic patterns and user behaviour. By 2025, the goal is to reach and advanced level of autonomy (Level 4 according to TM Forum) across multiple network domains, developing sophisticated self-management capabilities that can make complex decisions independently, often without human intervention, which will represent a significant leap forward in operational intelligence and network efficiency.
To achieve this, the Company is increasing the use of Artificial Intelligence. Technicians are leveraging AI-powered assistants, enhancing their productivity and decision-making capabilities. Furthermore, both traditional and generative AI were encompassed, including Digital Twins and Large Language Models (LLMs) in specific projects as the following:
In Spain, a ChatBot/Copilot based on GenAI facilitates the work of technicians, while as part of a new WiFi plan AI algorithms monitor data from customers’ equipment to support maintenance processes and customer service.
In Germany, GenAI capabilities enable a Copilot helping technical teams to ask any questions and get answers based on historical and real-time data, and a network Digital Twin to simulate, predict, and fine-tune its operations.
In Brazil highlights the automatic design in the network creation and the automation of E2E processes for the configuration, deployment, and updating of the network. Additionally, the automatic identification of network faults, proposing alternative paths to mitigate incidents, contributes to improve the network and services quality.
Elsewhere, the Open Gateway project led by Telefónica and the GSMA continued in 2024 standardising the access to telecom networks functions through open APIs. It expanded to 280 operators (75% of global mobile connections). Key milestones in the year were the 189 commercial APIs launched in 27 markets, including multi-operator launches in Spain and Germany (APIs like Number Verification and SIM Swap) and the new partnership reached with Ericsson and 11 operators to scale API commercialization globally through a new company, Aduna, already in operation.
Telefónica leads copper switch-off in Europe, as in Spain switched-off of our retail copper network following the closure of more than 90% of the initial 8,532 COs (7,820 closures until Dec-24; out of which 3,548 closed in Q4 24). Due to regulatory issues, remaining facilities (~700) will be closed by May-25.
Telefónica is the global leader in fibre, offering an optimal carrier solution for the next 50 years (XGS-PON readiness), covering by Dec-24 181.3m UBB PPs, +4% y-o-y, 84.6m FTTH PPs (+14% y-o-y) including 25.4m PP of our FibreCos (+21% y-o-y). As such, in 2024 total FTTH PP increased in 10.1m PP with a 44% rolled out through co-investment vehicles.
5G network covers 91% of population in Spain (Dec-24), 97% in Germany, 61% in Brazil and 75% in the UK. In addition, 5G SA is launched in Spain (market leaders in 5G+ with more high-capacity nodes than the sum of the competitors), Brazil, Germany, and the UK. This evolution enhances user experience and enables advanced mobile connectivity services. As such, revenues are growing from new services provided on the 5G SA network, as slicing services. Worth to highlight is that our network cores are updated, so they can manage all types of traffic (4G, 5G NSA and 5G SA).
On energy consumption in 2024, an innovative green solution was implemented in Germany to power off-grid mobile radio stations without relying on fossil fuels, using instead hydrogen fuel cells powered by methanol combined with solar systems and battery banks. Simultaneously, energy consumption has only increased 0.8% y-o-y despite the traffic increased by 9.1%, thanks to initiatives such as RAN reduction and switch-offs in legacy. As such, the MWh/PB ratio improved by 8% y-o-y. All these are key to achieve the goal of net zero emissions by 2040 across the value chain.

Financial performance
Income Statement
In Q4 24, the Group updated the Venezuelan Bolivar exchange rate calculation, following the early adoption of IAS 21 amendments concerning the lack of exchangeability of currencies, with effect since January 1, 2024.
FX moves, mainly the Brazilian reais depreciation, negatively impacted revenue and EBITDA* in Q4 (-€468m and -€179m; -€886m and -€335m in FY 24). In turn, FX reduced net debt by €785m in FY (€1,281m at net debt plus leases) and was limited at FCF (-€36m in FY 24). The contribution to y-o-y growth from hyperinflationary countries was positive (+€1,014m in revenue and +€176m in EBITDA* in Q4 24; +€1,227m and +€369m in FY 24), mainly from Argentina.
Revenue returned to growth in Q4 24 and increased by 5.4% y-o-y to €10,701m. This was mainly driven by Argentina, which offset the BRL and other Latam FX depreciation. Service revenue grew 5.9% and handset sales +1.4%. In FY 24, revenue increased 1.6% y-o-y to €41,315m, with service revenue up 2.5% while handset sales were -5.8%.
B2C revenue increased 6.5% y-o-y in Q4 24 and 2.5% in FY 24 (€24,945m, 60% of total) reflecting the enhanced and differential value proposition, delivering a simple high-quality service and customer attention across all our brands.
B2B revenue accelerated to 10.0% y-o-y in Q4 24 (+9.1 p.p. q-o-q) driven by strong IT revenue (+15.1% y-o-y; +4.2 p.p. q-o-q). In FY 24 (€8,957m, 22% of total), increased 4.8% y-o-y with both Corporate and SME growing. Main markets posted double digit growth in IT, which accounts for 43% of B2B revenue (+3 p.p. y-o-y) reinforcing its strategic relevance.
Wholesale & Partners and Others revenue declined 2.6% y-o-y in Q4 24 and 4.7% in FY 24 (€7,413m, 18% of total). Several long-term agreements signed throughout the year in Spain and Germany increased revenue sustainability.
Other income (€795m in Q4 24, €1,692m in FY 24) included €358m (in Other Co. & Eliminations) corresponding to the favorable award to Telefónica relating to the arbitration proceeding against the Republic of Colombia.
Operating expenses fell 11.8% y-o-y to €7,740m in Q4 24 (-4.2% to €29,422m in FY 24) mainly affected by restructuring costs (€104m in Q4 24; €27m in Spain, €61m in Hispam, €16m in Other Co. & Eliminations, vs. €1.5bn in Q4 23 mainly in Spain). OpEx* was +6.7% y-o-y (+1.0% in FY), mainly due to Argentina, partially offset by BRL depreciation effect.
Impairments and losses on disposal of assets (€2,054m in Q4 24, €2,391m in FY 24) included mainly, in Q4, non-cash impairments in Argentina (€1,274m), Chile (€397m), Telefónica Tech (€243m in Other Co. & Eliminations; €192m Telefónica Tech UK & Ireland, €51m Be-Terna) and Pangea (€108m in Others Hispam), and in Q3, in Peru (€314m). Following the sale of Telefónica Móviles Argentina, the Group will reclassify to the 2025 results the accumulated negative translation differences corresponding to Telefónica Móviles Argentina, which amounted to c. €1.1bn as of 31-Dec-24. This is a mere reclassification, hence a non-cash impact that moreover has already been reflected in the company's equity.
Earnings before depreciation and amortisation (EBITDA)* stabilized to -0.1% y-o-y in Q4 24 and increased 1.2% in FY 24 (to €3,470m and €13,276m). In local currency, Spain, Brazil and Germany, maintained or improved trends.
EBITDA* margin stood at 32.4% in Q4 24 and 32.1% in FY 24 (-1.8 p.p. and -0.1 p.p. y-o-y, respectively).
EBITDAaL* was -0.4% y-o-y to €2,770m in Q4 24, flat at €10,530m in FY 24.
Depreciation and amortisation increased 1.6% y-o-y to €2,213m in Q4 24 (flat at €8,799m in FY 24) driven by Argentina, that offset mainly the impact from the BRL depreciation.
Share of profit of investments accounted for by the equity method amounted to +€6m in Q4 24 vs. -€1,929m in Q4 23 (goodwill impairment of €1,786m, and change in fair value of derivates at VMO2). FY 24: -€49m (-€2,162m in FY 23).
Net financial expenses fell 37.3% y-o-y to €390m in Q4 24 (-6.0% to €1,789m in FY 24) mainly due to positive interests effect related to the favorable award in Colombia (€154m). Debt-related interest expenses slightly decreased in FY 24 due to lower interest rates in Brazilian reais debt, partially offset by the impact of refinancing euro denominated debt.
Corporate tax expenses amounted to €9m in Q4 24 (€348m in FY 24), due to the tax effects from extraordinary impairments (mainly a lower deferred tax expense in Argentina of €446m), partially offset by the favorable award in Colombia (€128m tax effect). Q4 23 and FY 23 amounted to a positive of €884m and €899m, affected by restructuring costs’ tax effect and deferred tax assets recognition, both in Spain.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Profit attributable to non-controlling interests declined 6.2% y-o-y to €98m in Q4 24 and -19.0% to €258m in FY 24, mainly due to lower profit from minority interests of Telefónica Deutschland.
Profit attributable to equity holders of the parent company totalled -€1,003m in Q4 24 with earnings per share of -€0.19 affected by the above mentioned impairments. Total non-ordinary impacts of -€1,358m in Q4, mainly impairments and the favorable award in Colombia, and -€70m of restructuring costs. In FY 24, net income amounted to -€49m with EPS of -€0.06 (-€2,283m of other effects and -€70m of restructuring costs). Net income* decreased -41.8% y-o-y to €425m in Q4 24 and EPS* -46.3% to €0.06 (-2.8% y-o-y to €2,304m and -3.5% to €0.36 in FY).

Free Cash Flow
EBITDA*-CapEx -4.9% y-o-y in Q4 24 to €1,810m, up 3.0% to €7,958m in FY 24. EBITDAaL*-CapEx was -8.4% y-o-y to €1,110m in Q4 24, +1.6% to €5,212m in FY 24.
CapEx was up 5.7% y-o-y to €1,659m in Q4 24, mainly due to Argentina and phasing. In FY 24, decreased by -1.4% to €5,318m. Spectrum accrued amounted to €40m in Q4 24 (€15m in Hispam and €25m in Spain) and €157m in FY 24 (mainly €128m in Hispam and €25m in Spain). CapEx/Sales fell -0.4 p.p. to 12.9% in FY 24.
Working capital generated €18m in FY 24 mainly explained by CapEx subsidies, partially offset by the reversed positive impact in EBITDA from the favorable award in Colombia in Q4 that has not been yet collected. Compared to FY 23 (€313m), working capital was lower mainly due to the judicial decision in Brazil in 2023 and different CapEx seasonality.
Interest payments declined 18.3% y-o-y to €1,116m in FY 24 mainly due to lower interest rates in Brazilian reais debt, an active refinancing exercise undertaken in previous years and extraordinary payments in Peru in 2023. The effective cost of debt related interest payments (L12M) decreased to 3.32% as of Dec-24 (3.80% in Dec-23).
Dividends received amounted to €346m in FY 24 (€510m in FY 23), mainly from VMO2.
Tax payments were higher (€668m in FY 24, €454m in FY 23) mainly due to extraordinary payments in Peru in Q2 24.
Dividends paid to minority shareholder (€167m in FY 24 vs €438m in FY 23) decreased on lower payments to minorities of Telefónica Deutschland and Telxius (following stakes increase) and Telefónica Brazil.
Lease principal and interest payments: +3.4% y-o-y to €2,647m in FY 24, mainly due to higher interest rates related to contract renewals in Europe.
Thus, free cash flow improved, +68.3% q-o-q, +0.9% y-o-y to €1,516m in Q4 24, +14.1% to €2,634m in FY 24.

Funding and financing
Net financial debt decreased by €1,537m in Q4 24, to €27,161m as of Dec-24, due to free cash flow generation of €1,424m (including spectrum payments), net financial divestments of €85m and other net factors of €766m (largely related to financial assets corresponding to the favourable award in Colombia), partially offset by shareholder remuneration of €738m.
In FY 24, net debt decreased by €188m explained by free cash flow generation of €2,468m (including spectrum payments) and other net factors of €850m (highlighting the depreciation of Latam currencies, mainly the Brazilian reais), partially offset by net financial investments of €1,068m (mainly Telefónica Deutschland shares acquisition) and shareholder remuneration of €2,062m.
Lease liabilities were down 7.2% y-o-y to €8,275m as of Dec-24, mainly on the Brazilian reais depreciation. In Q4 24, were up 2.5%. Net financial debt including lease liabilities amounted to €35,436m as of Dic-24.
In 2024, Telefónica Group raised long term financing by €3,868m and VMO2 raised €2,657m equivalent.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Financing activities in Q4 24 included:
•In Oct-24, Telefónica signed a €140m bilateral loan with maturity in Oct-31
•In Nov-24, Telefónica signed a €100m bilateral loan with maturity in Dec-31 and Telefónica Móviles Chile issued UF 1,000bn bond with maturity in Nov-29
•In Dec-24, VMO2 issued a 7.25 tenor vendor financing for an amount of GBP 400m
In Jan-25, Telefónica completed the refinancing of its main syndicated facility of €5,500m and extended its maturity to 5 years, with two annual extension option, up to a maximum maturity of 7 years (Jan-32), and also signed a €125m bilateral loan with maturity in Jan-35. In the capital markets, Telefónica successfully placed a senior bond for an amount of €1bn with a 9-year maturity and an annual coupon of 3.724%.
Telefónica financing activity has allowed to maintain a solid liquidity position of €20,868m (€11,017m of undrawn committed credit lines; €10,634m maturing over 12M). As of Dec-24, the Group has covered debt maturities over the next three years and the average debt life stood at 11.3 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,200m as of Dec-24.

Sustainability performance
Our sustainability objectives are built into the Group’s plan and aligned with the UN SDGs. We highlight:
“E” Environmental: Building a greener future (SDG #7, #11, #13)
•Greener networks:
◦On track to hit net zero by 2040 (targets validated by SBTi). Reduced overall emissions by -52% vs. 2015; Scope 1 & 2 emissions by -85% vs. 2015 and Scope 3 emissions by -31% vs. 2016.
◦On track to achieve 100% renewable energy by 2030. Using electricity sourced from 100% renewable energy in 5 markets (Brazil, Chile, Germany, Spain and Perú); 89% globally.
◦Decoupled energy consumption (-8%) from data traffic growth (x9) since 2015. New target 2030: -95% energy consumption per traffic unit (MWh/ PB) vs. 2015 (previously -90% by 2025).
•Commitment to circularity:
◦Reused 5m devices (routers, decoders, amongst others), representing a 11% increase vs. 2023, while achieving 91% of Customer Premise Equipment delivered for refurbishment in 2024 (target 90%).
“S” Social: Helping society to thrive (SDG #4, #5, #8, #9)
•Rolling out widespread and trustworthy connectivity:
◦Extensive network coverage, including 91% 4G population coverage across footprint; rural mobile broadband reached 84% in Brazil, > 99% in Germany and 95% in Spain.
◦>1m people trained in digital skills to improve their employability via Telefónica Foundation.
◦There were no serious data breaches recorded in 2024.
•Our solid performance reflects the motivation and diversity of our workforce:
◦eNPS of 75 (objective >70).
◦34% women executives (+1.2 p.p. y-o-y), surpassing 2024 target (33.4%).
◦2,700 persons with disabilities in our workforce, in line with our target.
“G” Governance: Leading by example (SDG #16)
•ESG embedded across the business:
◦72,749 employees trained in anticorruption.
◦37.4% of total financing linked to sustainability indicators (+3.8 p.p. y-o-y); target to reach ~40% by 2026.
◦20,898 sustainability-related audits carried out on suppliers; led industry initiative with tailored training (917 suppliers).
In 2024, Telefónica reaffirmed its sustainability leadership, ranking among the top 10 in TIME and Statista's World's Most Sustainable Companies and the top 7 in Newsweek's Excellence Index. Additionally, we have secured a spot on the CDP Climate A List for the 11th consecutive year and have been a Supplier Engagement Leader for 5 years. Telefónica also led the sector in ESG Ratings and scores (ISS ESG, Bloomberg (#1 Vivo, #2 Telefónica), FTSE4Good) and the World's Benchmarking Alliance's Social Benchmark.

TELEFÓNICA ESPAÑA

31%	of total Telefónica FY 24 revenue	35%	of total Telefónica FY 24 EBITDA*

Key messages
•Excellent commercial momentum, acceleration in access growth for all services
•Record annual convergent churn and net balance of fixed and mobile portability
•FY 24 EBITDA* y-o-y growth, for the first time in 4 years, and lower CapEx/Revenues (12.1%)

Operating performance
T. España's Q4 24 results confirmed the company's solid performance throughout a year of big transformation in the sector. At operating level, y-o-y growth of all main accesses stand out with the best convergent churn since 2013 and, at the financial level, the return to EBITDA* growth driven by revenue (FY 24 +0.7% vs -0.8% in FY 23), which together with the lower capital intensity allowed EBITDAaL*-CapEx to remain virtually stable (FY 24 -0.4% vs FY 23 -7.3%).
The higher sustainability of the business is the result of the strategy of recent years focused on excellence and profitability and demonstrated by actions such as the update in prices and the improvement of Movistar product (Apple TV, Perplexity IA...), the optimal positioning of O2, the competitive IT offer and new long-term wholesale agreements.
T. España reinforced its leadership in sustainability with relevant progress in 2024: 97% reduction in operational emissions vs. 2015 (base year), 5m FTTH PPs deployed in new areas through Bluevia, increased sustainability of Movistar Plus+ series, with 18 ISO carbon footprint certificates. On the social side, T. España acted swiftly, restoring communications to 100% of the areas affected by the DANA in less than 10 days, both in mobile and landline services.
Accesses (+1% y-o-y) showed an excellent performance, with y-o-y growth accelerating in FBB (+1.4%, +0.3 p.p. vs. Q3 24), mobile contract (+1.6%, +0.2 p.p. vs. Q3 24) and TV (+2.7%, +0.2 p.p. vs. Q3 24), and a high customer satisfaction rate. Thus, in 2024 all these strategic accesses grew simultaneously, for the first time since 2018. Likewise, on a network with 30.8m PPs (FY 24 +1.6m) the uptake stood at 29% as fibre accesses grew by 5% (Q4 24 +67k; +57k retail) and differentially in the market, with more than half of the base contracting the maximum speed (1 Gbps).
The convergent base added 6k customers in Q4 24 and grew 0.5% y-o-y (+0.1 p.p. vs. Q3 24), the best performance in the last 5 years, supported by a positive quarterly churn of 0.8%, which stood at 0.9% in FY 24 (-0.1 p.p. vs. FY 23), the lowest in more than a decade. ARPU stood at €90.7 (-0.6% y-o-y), resulting in an average customer value well above the market average.
Financial performance
Revenue growth accelerated in Q4 24 (+1.3% y-o-y, +0.3 p.p. q-o-q) on the back of higher handset sales (+8.9% following the Black Friday and Christmas campaigns) and sustained growth in service revenue (+1.0%). In FY 24, revenue grew by 1.1% y-o-y (+2.6% in handsets; +1.0% in service).
Retail revenue grew 3.2% y-o-y in Q4 24 (FY 24 +2.2%), on the larger customer base and solid IT sales, and improved sequentially (+1.8 p.p.) due to higher IT sales. Q4 wholesale & Other revenue fell 8.5% y-o-y (FY -4.3%) and worsened their sequential evolution, mainly due to Universal Service-related effects in Q4 24 and in Q4 23.
EBITDA* grew by 1.0% y-o-y, in line with Q3 24, thanks to higher revenue and the various efficiency levers, notably those derived from the Q1 24 headcount adjustment and the network transformation. The Q4 24 margin was 37.3% (stable y-o-y). As a result, for the first time since 2019, FY 24 EBITDA* posted y-o-y growth (+0.7%, +1.5 p.p. y-o-y and margin of 36.3%). Q4 24 reported EBITDA was impacted by the accrual of a €27m provision related to the adjustment of previous restructuring plans. EBITDAaL* maintained the y-o-y growth achieved in Q3 24 (+0.1%), limiting the decline in FY 24 to -1.2%.
Finally, EBITDAaL*-CapEx increased by 2.8% y-o-y in Q4 24, remaining virtually stable in FY 24 (-0.4% vs. -7.3% in FY 23) with a margin of 19.3%, thanks to the containment of CapEx (FY 24: -2.6%; 12.1% over revenue, -0.5 p.p. y-o-y) compatible with the extension of the 5G+ footprint and the completion of fibre deployment to achieve the switch-off of the copper network in the centenary year.
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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA BRASIL

23%	of total Telefónica FY 24 revenue	31%	of total Telefónica FY 24 EBITDA*

Key Messages
•Revenue, EBITDA* and EBITDAaL*-CapEx growth (local currency) above inflation in Q4 and FY 24
•New y-o-y record growth in fixed revenue (+8.0%) thanks to FTTH and digital services
•Expansion of Q4 24 EBITDAaL*-CapEx margin of +0.5 p.p. y-o-y to 18.4%

Operating performance
Vivo maintained its leadership, with 38.8% mobile market share, 43.1% in contract and 17.6% in FTTH.
In mobile, the contract segment continued to show an excellent performance, with accesses growing +8% y-o-y (Q4 net adds +29% y-o-y) and churn remaining at low levels (0.98%). Contract ARPU grew 3.4% in Q4 y-o-y due to the differentiation of the commercial offer.
In fixed, the target of 29m PPs by YE 24 (29.1m) has been reached, allowing FTTH connections acceleration (Q4 24 +20.0% y-o-y). FTTH churn continues to show a downward trend, standing at 1.49% in Q4 (-0.1 p.p. y-o-y), reaching the lowest level in its history.
Vivo Total (FTTH + mobile combined offer), 2.4m accesses (+85% y-o-y), already accounted for 90% of new FTTH gross adds correspond to this plan, improving customer value (ARPU and churn better than average accesses).
Vivo has joined the Dow Jones Sustainability World Index (“DJSI World”) for 2025 as a result of the sustainability strategy developed, creating value for shareholders, employees, customers, society and the environment. Thanks to such good practices, the Company is also one of the leaders in the ISE B3, the Corporate Sustainability Index of the Brazilian stock exchange.

Financial performance
Revenue fell -7.4% y-o-y (FY 24 -0.3%), impacted by the depreciation of the BRL vs. the EUR (impact of -15 p.p. y-o-y growth in Q4). In local currency, Q4 revenue increased by +7.7% (FY +7.2%) thanks to the good performance of mobile service revenue (+7.0%, simultaneous growth in accesses and ARPU; FY +8.4%) and the growth of wireline revenue, which improved their y-o-y performance thanks to digital services (especially Cloud) and the growth of FTTH revenue. New digital services (B2B and B2C) now account for 10% of revenue (+1 p.p. y-o-y).
Q4 24 EBITDA* fell -6.9% y-o-y (FY 24 -0.3%) impacted by the depreciation of the BRL vs. the EUR. In local currency, Q4 EBITDA* increased +7.9% (FY +7.2%) despite the higher expenses (growth in line with revenue), due to the acceleration in digital services and commercial activity. EBITDA* margin expanded 0.3 p.p. y-o-y to 44.7% (FY 42.8%, stable y-o-y).
EBITDAaL*-CapEx grew +4.6% y-o-y in FY 24 thanks to stable EBITDAaL (-0.3%) and lower CapEx (-4.9%; CapEx/Revenue 16%, -1 p.p. y-o-y) and despite the impact of the depreciation of the BRL (+12.5% in local currency). 2024 EBITDAaL*-CapEx margin stood at 17,3% (+0.5 p.p. y-o-y).

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA DEUTSCHLAND

21%	of total Telefónica FY 24 revenue	21%	of total Telefónica FY 24 EBITDA*

Key messages
•Ongoing robust operating performance reflecting sustained O2 brand appeal and enhanced B2P-momentum
•Good execution, with EBITDA* and margin accelerating y-o-y in Q4
•5G pop coverage to >97% within normalized CapEx to Revenue ratio

Operating performance
T. Deutschland maintained robust mobile trading momentum in a dynamic yet rational competitive environment leveraging continued enhancement of network and service quality. The renowned connect magazine (Nov-24) awarded the O2 network with a ‘very good’-rating for the fifth consecutive year with the strongest improvement across German MNOs. Operating performance is reflecting the strong O2 brand appeal supported by the renewed ‘O2 Mobile’ portfolio and continued low churn rates as well as enhanced B2P momentum on back of the recently signed wholesale deals.
T. Deutschland remains committed to its ESG roadmap and is well on track to deliver a sustainable digital future by striving for net zero emissions along the entire value chain (Scopes 1, 2+3) by 2040. German Sustainable Building Council honoured the O2 shop concept ‘Shop of the Future Evolution’ as the first in Germany winning ‘gold’ in the “Interiors/Shopping” category.
Mobile contract maintained its momentum, with +226k net adds (ex. 3rd party MNO-accesses) in Q4 24 (FY 24 +824k). Sustained O2 brand appeal and continued network enhancements drove ongoing low churn levels for O2 contract with y-o-y flat churn rates (Q4 24 1.1% and FY 24 1.0%). As a result, the mobile contract base (ex. 3rd party MNO-accesses) stood at 17.2m (total mobile contract 27.9m).
O2 contract ARPU remained impacted by the 50% reduction of MTRs effective 1 Jan-24, declining -3.2% vs. Q4 23 and -1.9% vs. FY 23. Ex-MTRs, the declines would have been -2.4% and -1.0% respectively. The success of T. Deutschland’s friends & family-offers naturally means a higher share of 2nd and 3rd SIM cards in the base with lower ARPUs while being accretive to MSR.
Mobile prepaid recorded -315k net disconnections in Q4 24 (FY 24 -653k) mainly as result of the ongoing German market trend from prepaid to postpaid migration.
Fixed broadband posted -2k net disconnections in Q4 24 (FY 24 -9k) driven by legacy DSL-churn while high customer demand continued for high-speed cable and fibre accesses. As a result, churn stood in Q4 and FY 24 at 1.0%, +0.2 p.p. y-o-y in both periods.

Financial performance
Revenue was -3.7% y-o-y in Q4 24 (FY 24 -1.4%) mainly due to MTR-cut and tough comps in the handset business. Mobile service revenue was -3.1% y-o-y in Q4 (FY -1.4%) with strong own-brand performance offset by MTR-headwinds (Q4 ex MTR-cut -1.7% and FY flat) and the change of the 1&1 business model. Handset revenue confirmed their volatile nature both in Q4 and FY -10.8% y-o-y and -4.7% respectively. Fixed revenue remained on its strong growth path on back of an improved value-mix, +3.0% y-o-y in Q4 and +3.6% in FY.
EBITDA* recorded another quarter of strong growth, +5.3% y-o-y in Q4 24 (FY 24 +4.3%) reflecting ongoing robust commercial momentum combined with focused strategy execution driving successful cost management including savings from IT-transformation and wider use of AI i.e. in network. Consequently, EBITDA* margin further expanded by +2.9 p.p. y-o-y to 33.4% in Q4 (+1.8 p.p. y-o-y to 32.6% in FY).
CapEx posted its typical seasonal peak in Q4 24 (+8.2% y-o-y; FY 24 +0.7%) driving strong progress of network densification and 5G roll-out. CapEx/Revenue ratio was 13.4% in FY, +0.3 p.p. y-o-y. As such, EBITDAaL*-CapEx posted +7.5% y-o-y growth in FY24 and EBITDAaL*-CapEx margin improved +0.8 p.p. y-o-y to 10.2%.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA TECH
Key messages
•Bookings and commercial funnel growing at 30% y-o-y and 15% respectively in FY 24
•Enhanced business sustainability, larger & higher value projects in the backlog
•Solid market positioning, improved capabilities, more efficient business model

In 2024, Telefónica Tech posted sustainable growth by offering cutting-edge technology solutions. It is a fully consolidated Next Gen IT Solutions Provider with €2.1Bn revenue, operating in Europe and the Americas. As a talent-led organization, T. Tech has +7k FTEs (c. 80% in Europe) and holds +6k certifications in third-party technologies. It operates with 2 structural blocks: Geographical Units and Global Service Lines that integrate and expand high value capabilities across footprint, maximizing operating leverage and the utilization of capabilities. In 2024, the GSLs achieved significant advancements in IoT, Business Apps, Cybersecurity and AI&Data.
Telefónica Tech’s delivery capabilities as Managed Service Provider are proven by the accreditations from all major Hyperscalers. Recently they were recognized by IBM (Partner of the year for AI&Data), NetApp (partner with highest turnover in Spain in FY 24) and Snowflake (Growth Partner of the Year for Data Cloud Services in Spain).
Industry Analysts also recognized Cloud capabilities (Very Strong Player Collaboration and Customer Contact Center Solutions by GlobalData; Major Player Worldwide UCaaS Service Providers 2024 by IDC) and IoT (#1 "Connectivity Vendor Hub CMP eSIM" by Kaleido; Leader in the first Gartner® Magic Quadrant™ for 4G and 5G Private Mobile Network Services).
Operating performance
Telefónica Tech’s commercial activity was strong in FY 24 (bookings +30% y-o-y) driven by the higher demand from the private sector. Funnel continued to grow at double-digit (+15% vs. FY 23). Noteworthy is the improvement of business’ sustainability as a higher weight of larger and long-term projects gained increased the average project’ size and value.
In Cybersecurity, the extensive portfolio and strong delivery capabilities helped the customers to meet their Governance requirements, ensuring security, privacy, and confidentiality of customer data with the highest standards and processes. In Spain, Telefónica Tech is currently providing Cybersecurity services to >70% of Ibex-35 companies.
Cloud capabilities were strengthened in Q4 24 thanks to new launches (high-performance storage SAN in Telefónica Tech VDC solution, FinOps, Kubernetes Design and Deployment practice in Azure Spain, integration of new AI features and report generation capabilities into Genesys Cloud Contact Center solutions).
IoT capabilities were enhanced with a new solution of predictive traffic model of visitor funnel for data-driven decision making. This solution optimises staff shifts and the availability of necessary stock, improving efficiency and customer experience.
In AI & Data, Telefónica Tech is supporting customers in the adoption of generative AI, deploying impactful use cases while ensuring data & AI governance.
In Spain, Telefónica Tech continue helping SMEs in its digitalization journey deploying specific services for this segment within the European Recovery Funds program. Particularly, during 2024 hundreds of SMEs relied on T. Tech’ Tu Empresa Segura service to receive protection against cyberthreats. In addition to this, Telefónica Tech started to provide consultancy services to them in the new Kit Consulting program, what will have a positive impact in the 2025 results.
Financial Performance
Revenue reached €2,065m in FY 24 (+10.0% y-o-y) and €612m in Q4 24 (+11.1% y-o-y). The weight of revenue in hard currency increased to 88% of total revenue in FY 24. Our strong commercial traction and the open funnel that keeps growing at double digit are expected to continue impacting positive during 2025.
Per service, Telefónica Cybersecurity & Cloud Tech, and Telefónica IoT & Data Tech revenue amounted to €1,821m (+12.3% y-o-y) and €246m (-4.8% y-o-y) in FY 24, respectively.

TELEFÓNICA INFRA
Key Messages
•25m1 premises passed (PPs) with FTTH, >100k km2 of international connectivity
•Contributing to growth, driving value and increasing differentiation and capabilities
•Telxius; steady high profitability (FY 24 48% EBITDA* margin)

Operating performance
Telefónica Infra: Driving growth and accelerating digital inclusion through next-gen infrastructures
In Spain, Bluevía (Vauban/CAA consortium 45%, Telefónica Infra 25% and Telefónica España 30%) with >5m PPs drove inclusive progress by connecting less populated areas.
In Brazil, FiBrasil (CDPQ 50%, Telefónica Infra 25% and Telefónica Brasil 25%) connected 151 municipalities with high-quality fibre (4.4m PPs in 22 states), consolidating as a neutral fibre provider, ensuring connectivity to more than 50 ISPs.
In the UK, nexfibre (InfraVia Capital Partners 50%, Telefónica Infra 25% and Liberty Global 25%) continued to deploy fibre reaching 2m PPs, faster than any other operator and becoming the 2nd largest alternative network operator in the UK.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, Telefónica Infra 40% and Telefónica Deutschland 10%) acquired Infrafibre Germany (IFG) on Dec-24 (including its fibre network, and two Internet service providers, LEONET and Breitbandversorgung Deutschland (BBV). This transaction strengthens UGG's position as a fiber infrastructure provider in rural areas in Germany and accelerates its planned deployment by replacing part of future investment. UGG and IFG are overall active in 8 federal states (“Länder”). Over 1m households are currently under construction or have already been deployed by both companies (>0.5m already deployed).
ONNET Fibra Chile (KKR 60% and Telefónica Chile 40%) continued with its roll-out, surpassing 4.1m PPs as of Dec-24. Meanwhile, ONNET Fibra Colombia (KKR 60% and Telefónica Colombia 40%) reached 4.5m PPs and in Peru, Pangea totaled 4.4m PPs (including Telefónica Peru PPs).
In Nov-24, Asterion Industrial Partners reached an agreement to sell Nabiax data centres to Aermont, including Telefónica’s 20% stake in the company. Closing conditional upon receiving regulatory approvals. This is a further step in our asset recycling strategy, generating significant gains and unlocking value through the sale of our stake at attractive multiples.

Telxius: Best-in class international connectivity infrastructure
Telxius is expanding its international network by adding another new generation infrastructure (CELIA), jointly with Orange, Setar and Antigua Public Utilities Authority (APUA). This new system connecting Puerto Rico and Boca Raton in Florida (US), will bring further capacity and redundancy to our routes across the Americas, boosting connectivity and unlocking opportunities for Caribbean businesses and end users alike. CELIA is expected to go live in Q3 27. In FY 24, Telxius continued to deliver double-digit traffic growth (+11% y-o-y) and efficiently managed the cost base, resulting in a differential level of profitability (48% EBITDA* margin).
1     Included in the total Group´s FTTH PPs
2     International fibre as of Dec-24
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA HISPAM

22%	of total Telefónica FY 24 revenue	13%	of total Telefónica FY 24 EBITDA*
Key Messages
•Accelerating the execution of the strategy in the region: Sale of Argentina and filing of PCO-R in Peru
•FTTH transformation: 96% FTTH/FBB accesses (+ 5 p.p. y-o-y)
•Improved performance in contract in all countries, despite competitive intensity
Operating performance
Movistar Colombia announced in Dec-24 the integration of Movistar and Tigo's mobile access infrastructures under a jointly owned company, expanding coverage to new locations, offering greater capacity and speed to customers, and making a more efficient use of resources.
Mobile contract accesses fell -3% y-o-y, affected by the tougher competitive environment in Colombia, Chile and Peru. However, in Q4 there was an improvement in contract net adds in all countries, returning to positive net adds in Argentina and reducing the loss in Colombia, Chile and Peru.
In fixed, the transformation to fiber continues, with 96% of FBB accesses connected to the FTTH or cable network (+5 p.p. y-o-y) and totaled 5.7m; +4% y-o-y thanks to the growth in Argentina and Colombia; while the PPs amounted to 23.1m (+2.8m y-o-y).
Financial performance
Revenue increased +47.1% y-o-y in Q4 24 (FY 24 +7.8%) mainly due to the easier comparative base in Q4 23 (impact of the depreciation of the ARS in Q4 23), the adoption of the new exchange rate in Venezuela, and conversely, the recording in Q4 23 of revenue related to the exclusivity with ONNet Chile and Colombia.
EBITDA* grew +4.3% y-o-y Q4 24 (FY 24 +3.4%) impacted by the aforementioned effects. EBITDA* margin stood at 19.5%, -8.0 p.p. vs. Q4 23, and at 19.4% in FY 24, -0.8 p.p. y-o-y.
Reported EBITDA in Q4 24 is impacted by -€61m of restructuring expenses (mainly -€23m in Argentina, -€14m in Colombia, -€9m in Peru and -€7m in Chile) and by the non-cash impairment in Argentina (-€1,274m), in Chile (-€397m) and in Pangea (-€108M in "Other and eliminations" in T. Hispam"). In FY 24 and in addition to Q4 impacts, reported EBITDA is impacted by the impairment in Peru for -€314M in Q3. Following the sale of Telefónica Móviles Argentina, the Group will reclassify to the 2025 results the accumulated negative translation differences corresponding to Telefónica Móviles Argentina, which amounted to c.€1.1bn as of 31-Dec-24. This is a mere reclassification, hence a non-cash impact that moreover has already been reflected in the company's equity.
EBITDAaL*-CapEx declined by -12.4% vs. FY 23 and CapEx/Revenue stood at 9.7% (+0.3 p.p. y-o-y) following the acceleration of CapEx execution in Q4 24 (+42.5% y-o-y due to the aforementioned depreciation of the Argentinian peso and the network quality improvement plan in Peru).
Evolution by Country
•Chile: Commercial results showed a better performance in fixed and mobile, with growth in mobile and broadband ARPU (q-o-q and y-o-y), and a reduction in churn. Results continue to show a better y-o-y performance (excluding Q4 23 ONNet Chile exclusivity revenue of €68m) despite the impact of the depreciation of the Chilean peso and the competitive intensity. Thus, Q4 24 EBITDA* fell -38.9% y-o-y (FY 24 -28.5%) and EBITDAaL*-CapEx -60.5% in FY 24. Movistar Chile has renewed its ISO 50001 certification for energy efficiency, with 80% of buildings complying with the standards, moving towards the goal of 100% compliance in the network by 2025.

•Perú: Continued focus, upgrading the quality of its mobile network, strengthening its distribution channels and achieving additional efficiencies. Nevertheless, results continue to be impacted by the aggressive competition in mobile and fixed. Q4 24 EBITDA* fell 94.3% y-o-y (FY 24 -56.1%) due to lower revenue. EBITDAaL*-CapEx totaled -109M€ in FY 24 (FY 23 +96M€). In addition, it received its second star in Peru's Carbon Footprint platform from the Ministry of the Environment (six consecutive years of recognition) and reduced its carbon footprint by 95% since 2015.
•Colombia: The rapid transformation to FTTH translated into 96% of BAF's accesses are connected to the FTTH network, offering a differential service. Likewise, the mobile business, although still impacted by high competition, shows signs of improvement in Q4, especially in prepaid. Despite the impact of exclusivity revenue from ONNet Colombia in Q4 23 (€35m), results were offset by cost efficiencies, CapEx reduction and lower leases. Q4 24 EBITDA* increased by +13.6% y-o-y (FY 24 +11.0%) and EBITDAaL*-CapEx by +47.0% in FY 24. Energy consumption decreased by -25.3% y-o-y in FY 24, falling to 27.2 MWh/PB.
•México: The good performance in mobile contract continued, allowing, together with the positive outcome of the wholesale business, a solid growth in service revenue in local currency (Q4 24 +7.6% y-o-y). Results were impacted by the depreciation of the Mexican peso and the volatility associated with the shutdown of the access network (+€21M in Q4 23 due to the early termination of lease contracts). Thus, Q4 24 EBITDA* declined -40.7% y-o-y (FY 24 -9.5%). EBITDAaL*-CapEx increased 51.1% in FY 24. Finally, more than 964 tons of Waste from Electrical and Electronic Equipment (WEEE) were recycled in 2024, with 2,675 tons in the last 2 years, so the dismantling is practically complete.
•Argentina: Good commercial performance in Q4 24, with positive net adds in contract and sustained growth in FBB through FTTH (93% of FBB accesses connected to FTTH, +6 p.p. y-o-). The y-o-y comparison in the Q4 is affected by the peso depreciation in Q4 23; EBITDA* in FY 24 increased by 3x y-o-y and EBITDAaL*-CapEx was positive by €45m (FY 23 -€23m) thanks to the progressive tariff increase, the good commercial performance and the impact of the aforementioned depreciation in 2023. In 2024, the circularity drive continues, reintegrating and reusing 65% of equipment, +7 p.p. vs the initial target, in addition to providing sustainable services to our customers following the implementation of Eco Rating and Eco Smart.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Joint Venture, VMO2
(100% of VMO2)
Key messages
•Sustained fixed growth, with q-o-q increase in fixed-line net adds and fixed ARPU growth (+2.0% y-o-y)
•Record fixed network expansion with 1.3m PPs added in 2024, reaching 18.3m
•£540 million annualised synergies achieved approximately 18 months ahead of target

Operating performance
VMO2 remained focused on investing in key growth drivers while enhancing customer satisfaction through initiatives such as inclusive EU roaming and the industry-leading O2 Priority loyalty scheme. Also, VMO2 delivered its revised 2024 guidance and exceeded JV synergy targets, with the five-year post-closing target already achieved by YE 24.
The fixed network rollout progressed at an unprecedented pace this year, with 486k PPs in Q4 24, this includes the transfer of Upp premises following its successful integration. The Company has continued to make significant strides in upgrading its fixed network to fibre, supported by the creation of a distinct scaled fixed network company (NetCo), which is on track to underpin long-term fibre transformation and drive adoption. At the same time, VMO2 also achieved strong progress in mobile network evolution, reaching 75% UK 5G coverage by Dec-24, +24 p.p. y-o-y.
Additionally, in Dec-24, the CMA approved the merger between Vodafone UK and Three UK. Subject to completion, VMO2 is set to acquire spectrum from MergeCo and benefit from network-sharing arrangements that are expected to deliver material quality improvements.
VMO2 recently obtained “Leadership” level and an A- rating from CDP, recognising the company’s commitment to sustainability and climate action. This achievement reflects the Company’s performance in reducing carbon emissions, embracing circular economy principles, and driving positive environmental impact. On the social side, VMO2 has committed to continue expanding its efforts to bridge the digital divide, with a goal of connecting 1m digitally excluded people by YE 25.
The contract mobile base fell 19K in Q4 24 (-286k in FY 24), while total mobile customer base achieved a robust 35.7m, supported by growth in IoT and wholesale. O2 mobile contract churn stood at 1.1% in Q4 24, stable q-o-q.
In Q4 24, IoT accesses increased by 440k (+971k in FY 24) returning back to growth.
Fixed broadband net adds were broadly stable at 12k in Q4 24 (21k in FY 24). Growth was primarily driven by improving performance on the nexfibre footprint, with quarterly net additions increasing sequentially through 2024, supported by build momentum and investment in sales and marketing.

Financial performance
Revenue was on previous year’s level in Q4 24 (-0.1% y-o-y; FY 24 +0.6%). Mobile revenue rose +1.6% y-o-y in Q4 (FY 24 -1.8%), showing sequential q-o-q growth and improved momentum mainly due to stronger handset sales trends (-0.9% y-o-y; FY 24 -13.0%). Fixed revenue increased +2.8% y-o-y in Q4 (FY 24 +2.2%), driven by ARPU growth following the annual price rise implementation and improved value retention. B2B declined -17.9% y-o-y in Q4 (FY 24 -15.2%), largely reflecting the impact of a high volume of long-term leases signed in Q4 23. Other revenue -16.8% y-o-y (FY 24 +7.5%) mainly due to reduced nexfibre construction revenue during Q4, while the full-year growth was impacted by the ~£38 million recognised from a related-party contract change in Q3 23.
EBITDA* fell -6.2% y-o-y in Q4 24 (FY 24 -1.6%), impacted by additional expenditure on IT and digital efficiency programmes, scaling sales on the nexfibre footprint, lower B2B fixed contributions and the previously mentioned related-party contract change.
FY 24 CapEx increased by +7.2% y-o-y with a CapEx/Revenue ratio of 20.5%. As such, EBITDAaL*-CapEx decreased -13.1% y-o-y and EBITDAaL*-CapEx/Revenue reached 14.7%, -2.3 p.p. y-o-y.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	FY 24	FY 23	y-o-y % Chg	Q4 24	Q4 23	y-o-y % Chg

Revenue	41,315	40,652	1.6	10,701	10,153	5.4
Other income	1,692	1,541	9.8	795	485	63.8
Operating expenses	(29,422)	(30,713)	(4.2)	(7,740)	(8,776)	(11.8)
Impairments & losses on disposal of assets	(2,391)	(91)	n.s.	(2,054)	(69)	n.s.
EBITDA (1)	11,194	11,390	(1.7)	1,701	1,795	(5.2)
Depreciation and amortisation	(8,799)	(8,797)	0.0	(2,213)	(2,177)	1.6
Operating income (OI)	2,395	2,593	(7.6)	(511)	(382)	33.8
Share of profit (loss) of investments accounted for by the equity method	(49)	(2,162)	(97.7)	6	(1,929)	c.s.
Net financial income (expense)	(1,789)	(1,904)	(6.0)	(390)	(622)	(37.3)
Profit before taxes	557	(1,473)	c.s.	(896)	(2,933)	(69.5)
Corporate income tax	(348)	899	c.s.	(9)	884	c.s.
Profit for the period	209	(574)	c.s.	(904)	(2,049)	(55.9)
Attributable to equity holders of the Parent	(49)	(892)	(94.5)	(1,003)	(2,154)	(53.5)
Attributable to non-controlling interests	258	318	(19.0)	98	105	(6.2)

EBITDA*	13,276	13,121	1.2	3,470	3,473	(0.1)
EBITDA* margin	32.1%	32.3%	(0.1 p.p.)	32.4%	34.2%	(1.8 p.p.)

Weighted average number of ordinary shares outstanding during the period (millions)	5,636	5,668	(0.6)	5,637	5,651	(0.2)
Basic earnings per share attributable to equity holders of the Parent (Euros)	(0.06)	(0.20)	(72.1)	(0.19)	(0.39)	(51.6)
Basic* earnings per share attributable to equity holders of the Parent (Euros)	0.36	0.37	(3.5)	0.06	0.12	(46.3)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (-€269m in FY 24 and -€254m in FY 23), by the weighted average number of ordinary shares outstanding during the period.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
(1) FY 24 EBITDA included €2,336m of impairments in Argentina, Chile, Telefónica Tech (in Other Co. & Eliminations), Pangea (in Others Hispam), and Peru, €104m of restructuring costs (in Spain, Hispam, Other Co. & Eliminations) and €358m of other income related to a favorable award in Colombia (in Other Co. & Eliminations). FY 23 EBITDA included €1,598m of restructuring costs (in Spain, Hispam, Other Co. & Eliminations and Germany), €58m impairment in Ecuador and €75m of other contingencies.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Dec 24	Dec 23	y-o-y % Chg

Non-current assets	78,133	83,568	(6.5)
Intangible assets	9,875	11,370	(13.1)
Goodwill	16,461	18,708	(12.0)
Property, plant and equipment	21,439	22,944	(6.6)
Rights of Use	7,907	8,448	(6.4)
Investments accounted for by the equity method	8,375	8,590	(2.5)
Financial assets and other non-current assets	7,403	7,268	1.9
Deferred tax assets	6,673	6,240	6.9
Current assets	22,369	20,756	7.8
Inventories	954	929	2.6
Receivables and other current assets	10,445	10,132	3.1
Tax receivables	970	1,193	(18.7)
Other current financial assets	1,800	1,078	67.0
Cash and cash equivalents	8,062	7,151	12.7
Non-current assets and disposal groups held for sale (1)	138	273	(49.5)

Total Assets = Total Equity and Liabilities	100,502	104,324	(3.7)

Equity	22,749	27,096	(16.0)
Equity attributable to equity holders of the parent and other holders of equity instruments	19,347	21,852	(11.5)
Equity attributable to non-controlling interests	3,402	5,244	(35.1)
Non-current liabilities	52,019	53,829	(3.4)
Non-current financial liabilities	33,192	33,360	(0.5)
Non-current lease liabilities	6,077	6,708	(9.4)
Payables and other non-current liabilities	3,693	3,605	2.5
Deferred tax liabilities	2,905	2,702	7.5
Non-current provisions	6,152	7,454	(17.5)
Current liabilities	25,734	23,399	10.0
Current financial liabilities	5,590	3,701	51.0
Current lease liabilities	2,226	2,239	(0.6)
Payables and other current liabilities	14,606	13,957	4.6
Current tax payables	1,614	1,869	(13.6)
Current provisions	1,665	1,596	4.3
Liabilities associated with non-current assets and disposal groups held for sale (1)	33	37	(9.9)

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €1,002m, €2,064m included as financial liabilities and €3,066m included as financial assets.
(1) As of December 2024 includes mainly assets and liabilities subject to the fibre optic business agreement of Telefónica Peru with Entel and KKR, reclassified as held for sale.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	FY 24	FY 23	y-o-y % Chg

Cash received from operations	48,856	47,314
Cash paid from operations	(36,134)	(34,646)
Net payments of interest and other financial expenses net of dividends received	(1,060)	(565)
Taxes proceeds/(paid)	(668)	(454)
Net cash flow provided by operating activities	10,994	11,649	(5.6)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(5,521)	(5,851)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	31	752
Proceeds/(payments) on financial investments not included under cash equivalents	217	(43)
Net proceeds/(Payments) for temporary financial investments	50	856
Net cash flow used in investing activities	(5,223)	(4,286)	21.9

Dividends paid	(1,887)	(2,139)
Proceeds/(payments) from share capital increase/(decrease) with minorities interest	(57)	113
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(1,301)	(1,771)
Operations with other equity holders (1)	(346)	(329)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	3,547	2,674
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(2,263)	(3,375)
Lease Principal Payments	(2,143)	(2,114)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(222)	(245)
Net cash used in financing activities	(4,672)	(7,186)	(35.0)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(188)	(271)
Net increase (decrease) in cash and cash equivalents during the year	911	(94)	c.s.

Cash and cash equivalents at the beginning of the period	7,151	7,245
Cash and cash equivalents at the end of the period	8,062	7,151
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The Group's management utilises a range of Alternative Performance Measures (APMs) alongside those expressly defined in the IFRS to gain additional insights into the Group's performance, solvency, and liquidity. However, it's important to note that these measures should not be viewed in isolation or as substitutes for IFRS measures.
EBITDA (formerly OIBDA) and EBITDAaL (formerly OIBDAaL)
Earnings before depreciation and amortisation (EBITDA) is calculated by excluding solely depreciation and amortisation from Operating Income. EBITDAaL is calculated deducting amortization of rights of use and interest of lease liabilities from EBITDA. EBITDA and EBITDAaL are used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. EBITDA and EBITDAaL are commonly reported measures and are widely used among analysts, investors, and other interested parties in the telecommunications industry, although not defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and EBITDAaL should not be considered as a substitute for Operating Income.
EBITDAaL-CapEx
EBITDAaL-CapEx is defined as EBITDAaL reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures excluding spectrum acquisitions, together with EBITDAaL in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
EBITDAaL-CapEx is not a measure expressly defined in IFRS, and therefore may not be comparable to similar indicators used by other companies. In addition, EBITDAaL-CapEx should not be considered a substitute for Operating Income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL-CapEx
“Adjusted” result or results in “adjusted” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates or hyperinflation. The adjusted result is calculated for EBITDA, EBITDAaL and EBITDAaL-CapEx. The "adjusted" result provides useful information for the company and market agents because:
•It provides additional information on the adjusted performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the adjusted analysis of the business.
•The inclusion of the business adjusted performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx are defined as the EBITDA, EBITDAaL and EBITDAaL-CapEx adjusted by the following factors: restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
Furthermore, the Group uses the EBITDA margin measure, which is the result of dividing Adjusted EBITDA by revenue, and EBITDAaL-CapEx margin, obtained by dividing Adjusted EBITDAaL-CapEx by revenue and serving as a measure of operating leverage.
Debt indicators
a.Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities”, “Payables and other current liabilities” and “Current tax payables” (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
b.Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over Adjusted EBITDAaL for the past 12 months, including or excluding the adjusted EBITDAaL of the companies which are incorporated or removed from the perimeter of consolidation.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets (excluding spectrum payments), dividends paid to minority interests and lease principal payments.
We only consider dividends stemming from free cash flow generated by the UK JV, excluding potential recapitalizations which are decided annually based on market conditions, and any other potential cash available for distribution. Additionally, hybrid coupon payments are incorporated for a clearer view of available recurrent cash generation. On top of that, personnel commitments payments are also included to ensure comprehensive analysis and alignment with operational realities.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
Adjusted Net Income (formerly Underlying Net Income) and Adjusted EPS
Adjusted Net income and Adjusted EPS are defined as the reported Net Income and EPS as adjusted by the following factors:
•Restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non ordinary impacts, in line with the Adjusted EBITDA calculation.
•Amortisation of intangible assets from purchase price allocation processes.
•The positive or negative impact in Share of Results of investments accounted for by the equity method of FX differences and changes in the fair values of VMO2’s derivatives recorded in its financial results.

The Adjusted Net Income and Adjusted EPS measures provide useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
The detailed calculation of the Group's EBITDA and EBITDAaL, the reconciliation between Reported and Adjusted data, the reconciliation of the Group's gross financial debt, net financial debt and net financial debt plus leases, the reconciliation of the Group's leverage ratio, and the reconciliation of Group's net cash flow from operations and the Free cash flow can be found in Jan-Dec 2024 selected financial information.
Furthermore, the “Alternative measures not defined in IFRS” are detailed in the Note 2 of the consolidated financial statements published by the Group for 2024.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.
This document may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations.
Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”).
You are cautioned not to place undue reliance on any forward-looking statements contained in this document. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this document are included in the Appendix “Alternative performance measures”, page 22 of this document. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies.
Moreover, the information contained herein should be considered only together with Telefónica’s consolidated financial statements and consolidated management report for 2024, submitted to the CNMV, in Note 2, page 15 of the .pdf filed. Recipients of this document are invited to read it.
Neither this document nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 27, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.